Mail Stop 3561

September 1, 2006

Blair Abernathy
IndyMac ABS, Inc.
155 North Lake Avenue
Pasadena, California 91101

      Re: IndyMac ABS, Inc.
              Form S-3; Amendment no. 1
              File No. 333-134691
              Filed August 23, 2006

Dear Mr. Abernathy,

      We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. In accordance with Item 310 of Regulation S-T, please file on Edgar a marked copy of your amendment no. 1 and marked copies any amendments thereafter.

IndyMac ABS, Inc.
September 1, 2006
Page 2

Cross Support, page 61

2. While we note your response to our prior comment 8 from our letter June 26, 2006, it does not appear that your analysis covers all of the implications of having the same credit support being used by multiple trusts and the risk that one trust would exhaust the credit support intended for a separate trust. Please either remove this feature from your filing or provide us with a comprehensive list of all possible forms of credit enhancement that may be shared among trusts and explain how each form would be shared among trusts and how such mechanics have been used in the past.

Signatures

3. Please revise your signature page to indicate who is signing in the capacity of principal accounting officer. Refer to General Instruction V.B. of Form S-3.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile
       Kathryn Cruze, Esq.
       Thacher Proffitt & Wood LLP
       (212) 912-7751